00:02 The USA based Fintech company is luanching crowdfunding opportunity
00:06 Know more about us
00:08 Crypto Asset Rating is the USA based Fintech company
00:12 We address 4 key challenges of the Crypto inducstry
00:16 First key challenge is "No Independed Structured Rating Agency for Crypto Assets"
00:21 we believe in solving this problem with our Crypto Asset Rating Platform - CARP
00:26 Crypto asset rating is any independent structured rating agency that brings transparency to help investors
00:34 we cover 4 risks in our analysis
00:36 business risk
00:38 technology risk
00:39 legal risk
00:40 and finally financial risk
00:42 second key challenge in crypto world is "no liquidity for illiquid asset market"
00:47 we solve this problem with our tokenization asset platform
00:51 tokenization asset platform - TAP is the software as a service platform to create compliant digital securities
00:58 TAP offers issuers & brokers-dealers the opportunity to tokenize assets using smart contract
01:05 TAP platform offers lock period, vesting, securities recovery process, e-signature, compliance, counsel approvals, transfer restrictions etc.
01:15 According to FINOA expected tokenization market by 2027 is 24 trillion dollars
01:22 TAP has a great potential to tokenize these assets in a regulated way by transforming capital markets
01:29 www.tokenizationasset.com
01:33 Third challenge in crypto world is "No trusted community for crypto market"
01:37 we address this problem with our Crypto Business World platform
01:41 Crypto business world - CBW offers a trusted community platform that uses custom developed profile ranking algorithm to develop quality crypto community
01:51 and generate revenue through advertisement, subscription, paid contents
01:56 www.cryptobusinessworld.com
02:00 fourth challnedge in crypto industry is "Lack of Knowledge"
02:04 our solution to this problem is our Crypto training platform - CTP
02:09 Crypto training platform - CTP is the need of an hour offering massive open online courses - MOOC
02:16 that generate sound revenue potential
02:18 we have more Fintech products in pipeline
02:21 Crypto Asset Rating plans to offer multiple fintech products like
02:26 crypto index
02:27 exchange rating
02:28 sovereign rating
02:29 ETF rating
02:31 what are you waiting for? visit us
02:34 https://cryptoassetrating.com/

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